Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

by and between

Market Leader,  Inc.,

LendingTree, LLC

and

Realestate.com,  Inc.

Dated September  15, 2011

i

3.11	Real Property	8

3.12	Assets	8

3.13	Full Disclosure	8

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BUYER		9

4.1	Organization and Good Standing	9

4.2	Authority; No Conflict	9

4.3	Certain Proceedings	9

4.4	Financial Ability	9

4.5	Solvency	10

4.6	Independent Analysis	10

4.7	Brokers or Finders	10

ARTICLE 5 COVENANTS OF SELLER PRIOR TO CLOSING		10

5.1	Access and Investigation	10

5.2	Operation of the Assets	11

5.3	Notification	11

5.4	Efforts to Close	11

ARTICLE 6 COVENANTS OF BUYER PRIOR TO CLOSING		11

6.1	Efforts to Close	11

ARTICLE 7 CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE		11

7.1	Accuracy of Representations	11

7.2	Seller’s Performance	11

7.3	Consents	12

7.4	No Injunction	12

7.5	No Material Adverse Effect	12

ARTICLE 8 CONDITIONS PRECEDENT TO SELLER’S OBLIGATION TO CLOSE		12

8.1	Accuracy of Representations	12

8.2	Buyer’s Performance	12

8.3	No Injunction	12

ARTICLE 9 TERMINATION		12

9.1	Termination Events	12

9.2	Effect of Termination	13

ARTICLE 10 ADDITIONAL COVENANTS		13

10.1	Confidentiality	13

10.2	Consents	13

10.3	Bulk Sales Compliance	14

10.4	Grant Back	14

10.5	Transition Services	14

10.6	Seller Pipeline	15

10.7	Further Assurances	15

ARTICLE 11 INDEMNIFICATION; REMEDIES		15

11.1	Survival	15

11.2	Indemnification and Reimbursement by Seller	16

11.3	Indemnification and Reimbursement by Buyer	16

11.4	Third Party Claims	17

11.5	Other Claims	18

11.6	No Bar; Losses; Effect on Indemnity	18

11.7	Mitigation	19

11.8	Subrogation	19

11.9	No Offset	19

ARTICLE 12 GENERAL PROVISIONS		19

12.1	Entire Agreement and Modification	19

12.2	Notices	19

12.3	Modifications; Waiver; Remedies Cumulative	20

12.4	Expenses	21

12.5	Public Announcements	21

12.6	Assignments, Successors and No Third Party Rights	21

12.7	Severability	21

12.8	Governing Law	22

12.9	Jurisdiction; Venue	22

12.10	Attorneys’ Fees	22

12.11	Time of Essence	22

12.12	Execution of Agreement	22

ARTICLE 13 DEFINITIONS AND USAGE		22

13.1	Definitions	22

13.2	Index of Defined Terms	27

13.3	Construction	28

Exhibits

A	—	Form of Bill of Sale
B	—	Form of Assignment and Assumption Agreement

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is dated September  15, 2011, by and between Market Leader,  Inc., a Washington corporation (“Buyer”) on the one hand, and LendingTree, LLC, a Delaware corporation (“LT”) and Realestate.com,  Inc., a Delaware corporation (“RE.com”, and together with LT, “Seller”), on the other hand.  The parties hereto are referred to herein as the “Parties”, and each a “Party”.

Recitals

A.            Seller is engaged, among other things, in the business of providing information, tools and services to consumers seeking real estate services and then matching such consumers with real estate professionals (the “Business”).  For the avoidance of doubt, the Business does not include any operations of Tree.com’s LendingTree Loans or Exchanges segments, nor does it include any cross marketing of products by any divisions of LT (other than the Realestate.com division) to Realestate.com customers.

B.            Seller desires to sell, and Buyer desires to purchase, certain of Seller’s assets for the consideration and on the terms set forth in this Agreement.

Agreement

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows (Section  13.1 contains definitions of certain terms used in this Agreement that are not otherwise defined in this Agreement):

ARTICLE  1

SALE OF ASSETS; ASSUMPTION OF LIABILITIES; PURCHASE PRICE

1.1           Assets To Be Sold.  Upon the terms and subject to the conditions set forth in this Agreement (including, without limitation, Section  1.2), at and effective as of the Closing, Seller shall sell, convey, assign, transfer to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of any Encumbrances, the following assets (the “Assets”):

(a)         the tangible personal property set forth on Schedule 1.1(a)  (the “Tangible Personal Property”);

(b)         the intangible rights and property of Seller set forth on Schedule 1.1(b); and

(c)         the Contracts set forth on Schedule 1.1(c)  (the “Assigned Contracts”).

1.2           Excluded Assets.  Notwithstanding anything to the contrary herein, other than the Assets, all assets of Seller shall remain the property of Seller after the Closing, including, without limitation, the assets of Seller set forth on Schedule 1.2 (the “Excluded Assets”).

1.3           Assumed Liabilities.  On the Closing Date, Buyer shall assume only the Liabilities of Seller under the Assets and the Assigned Contracts that arise following the Closing (collectively, the “Assumed Liabilities”); provided, however, that the Assumed Liabilities shall not include  any Liability of Seller that arise following the Closing under the Assigned Contracts as a result of any breach thereof by Seller.

1.4           Retained Liabilities.  All liabilities of Seller other than the Assumed Liabilities shall be retained by Seller (the “Retained Liabilities”).

1.5           Consideration.  As consideration for the Assets, Buyer will:  (a)  assume the Assumed Liabilities and (b)  pay to Seller cash in the aggregate amount of Eight Million Two Hundred Fifty Thousand Dollars ($8,250,000) (the “Purchase Price”).

1.6           Allocation.

(a)         The consideration for the Assets, as determined for United States federal income tax purposes pursuant to Treasury Regulations § 1.1060-1(c)  (the “Tax Purchase Price”), shall be allocated for such purposes, as provided in Treasury Regulations § 1.1060-1(c)  and the other provisions of the Treasury Regulations referred to therein, in the manner specified on Schedule 1.6, a draft of which schedule will be delivered by Buyer in writing to Seller within ninety (90) days of Closing.  If Seller notifies Buyer in writing that it does not accept such draft schedule within thirty (30) days of deemed receipt thereof, which notice must explain the basis for each of Seller’s disagreements with such draft schedule, the parties agree to negotiate in good faith to reach a mutually acceptable Schedule 1.6 in accordance with Code Section  1060 and the Treasury Regulations thereunder.  Failure of Seller to so notify Buyer within such period will be deemed acceptance of such schedule.  In the event that the parties are unable to reach an agreement on such allocation within thirty (30) days of Seller’s notice of dispute, the dispute will be submitted to Deloitte  & Touche LLP (the “Accountants”), who will determine an appropriate allocation of the disputed items, and whose determination shall be binding and conclusive on the parties.  In making its determination, the Accountant will not undertake any review of matters not specifically identified by Seller as being in dispute, and the Accountant’s determination as to each item in dispute will not be outside the range comprised of Buyer’s calculation of such item and Seller’s calculation of such item.  The fees and expenses of the Accountant for such determination will be paid by Buyer, on the one hand, and Seller, on the other hand, in such amount(s)  as shall be determined by the Accountant based on the proportion that the aggregate amount of disputed items submitted to the Accountant that is unsuccessfully disputed by Buyer, on the one hand, or Seller, on the other hand, as determined by the Accountant, bears to the total amount of such disputed items so referred to the Accountant for resolution.

(b)         Buyer and Seller shall execute and file all federal income Tax Returns in a manner consistent with Schedule 1.6 as ultimately established under this Section  1.6, and shall not take any position in any other Tax Return, before any Governmental Authority, or in any Tax proceeding that is inconsistent with any such allocation, except pursuant to a final “determination” (as defined in Section  1313(a)  of the Code or corresponding provision of state, local or foreign Applicable Law).  Buyer and Seller shall timely file any required IRS Forms 8594 and any other United States federal income Tax Return prepared in a manner consistent with Schedule 1.6 and shall file any other Tax Return with any state, local or foreign Governmental Authority in a manner that is not inconsistent therewith.

1.7           Transfer Taxes.  Buyer and Seller shall cooperate in preparing, executing and filing sales, use, real estate, transfer and similar Tax Returns relating to the purchase and sale of the Assets, and also shall cooperate to minimize or avoid any transfer of such Taxes that might be imposed to the extent permitted by Applicable Law (such as, for example and not by way of limitation, Buyer providing Seller with a copy of Buyer’s resale certificate, or such other instruments as will relieve Buyer or Seller from liability for any transfer Tax).  Buyer shall pay all such transfer Taxes incurred in connection with the purchase and sale of the Assets.  Within thirty (30) days of Closing, Seller and Buyer shall execute and deliver an agreement between them regarding allocation of Tax Purchase Price with respect to Assets subject to such Taxes, such allocation not to be inconsistent with the Tax Purchase Price allocation reflected on Schedule 1.6 hereto.

ARTICLE  2

CLOSING

2.1           Closing.  The closing of the purchase and sale provided for in this Agreement (the “Closing”) shall be consummated on the first (1st) Business Day after the conditions set forth in Article  7 and Article  8 have been satisfied or waived (other than conditions that by their terms are to be satisfied at the Closing), at the offices of Sheppard, Mullin, Richter  & Hampton LLP, 333 S. Hope Street, 43rd Street, Los Angeles, CA 90071, or at such other date, time and place as may be agreed upon by Buyer and Seller.  Legal title, equitable title, and risk of loss with respect to the Assets will pass to Buyer at the Closing, which transfer will be deemed effective for tax, accounting and other computational purposes as of 11:59  p.m. Eastern time on the Closing Date.

2.2           Closing Deliveries.  In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a)         Seller shall deliver to Buyer:

(i)            a bill of sale in the form of Exhibit  A (the “Bill of Sale”) transferring title of all of the Assets that are Tangible Personal Property to Buyer, duly executed by Seller;

(ii)           an assignment of all of the Assets that are intangible property, substantially in the form of Exhibit  B, which assignment shall also contain Buyer’s undertaking and assumption of the Assumed Liabilities (the “Assignment and Assumption Agreement”), duly executed by Seller;

(iii)          such other deeds, bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Buyer for the purpose of facilitating the consummation of the Contemplated Transactions, each in form and substance reasonably satisfactory to Buyer and its legal counsel and duly executed by Seller;

(b)         Buyer shall deliver to Seller:

(i)            the Purchase Price in immediately available funds by wire transfer to an account specified by Seller in a writing delivered to Buyer prior to the Closing Date; and

(ii)           the Assignment and Assumption Agreement, duly executed by Buyer.

ARTICLE  3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Schedules, Seller represents and warrants to Buyer that the statements contained in this Article  3 are correct and complete as of the date hereof and will be correct and complete as of the Closing Date (as though made then and except as expressly provided in a representation or warranty, as though the Closing Date were substituted for the date hereof throughout this Article  3).

3.1           Organization and Good Standing.  Schedule 3.1 contains a complete and accurate list of Seller’s jurisdiction of incorporation and any jurisdictions in which it is qualified to do business as a foreign corporation.  Seller is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all of its obligations under the Assigned Contracts.  Seller is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except as would not have a Material Adverse Effect.

3.2           Enforceability; Authority; No Conflict.

(a)         Upon the execution and delivery by Seller of the Transaction Documents, each Transaction Document will constitute a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with the terms of such Transaction Document subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles.  Seller has the power and authority to execute and deliver the Transaction Documents and to perform its obligations under the Transaction Documents, and such action has been duly authorized by all necessary action by Seller’s board of directors.

(b)         Except as set forth in Schedule 3.2(b), neither the execution and delivery of the Transaction Documents nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i)            breach (A)  any provision of any of the Governing Documents of Seller or (B)  any resolution adopted by the board of directors or the equity holders of Seller;

(ii)           contravene, conflict with or result in a violation or breach of any of the terms or requirements of any Permit that is needed in connection with the operation of the Assets;

(iii)          breach any provision of any Assigned Contract; or

(iv)          result in the imposition or creation of any Encumbrance upon or with respect to any of the Assets.

3.3           Brokers or Finders.  Except as set forth on Schedule 3.3, neither Seller nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of the Assets, and any obligation or liability on Schedule 3.3 shall be the sole responsibility of Seller and/or its Representatives.

3.4           Title to Assets; Encumbrances.  Seller owns, and will transfer, upon consummation of the Contemplated Transactions, good and transferable title to all of the Assets free and clear of any Encumbrances.

3.5           Condition of Assets.  Each item of Tangible Personal Property is (except for ordinary wear and tear) in good repair and in good operating condition.  All Tangible Personal Property is in the possession of Seller.

3.6           Contracts; No Defaults.

(a)         Schedule 3.6(a)  contains an accurate and complete list, and Seller has delivered to Buyer accurate and complete copies, of the following Contracts to which Seller is a party and which relate to the Business:

(i)            each Contract that involves performance of services or delivery of goods or materials by Seller of an amount or value in excess of twenty-five thousand dollars ($25,000);

(ii)           each Contract that involves performance of services or delivery of goods or materials to Seller of an amount or value in excess of twenty-five thousand dollars ($25,000);

(iii)          each Contract that was not entered into in the ordinary course of business and that involves annual expenditures or annual receipts of Seller in excess of twenty-five thousand dollars ($25,000);

(iv)          each Contract whereby real property or personal property is leased;

(v)           each Contract with any labor union or other employee representative of a group of employees relating to wages, hours and other conditions of employment;

(vi)                              each Contract for the employment of any officer, individual employee or other person on a full time or consulting basis, any severance agreement or any agreement requiring any payment in connection with the Contemplated Transactions;

(vii)                           each Contract relating to Indebtedness or otherwise placing an Encumbrance on any of the Assets;

(viii)                        each Contract that restricts the markets in which the Business can operate or the products or services that the Business can offer;

(ix)                                each settlement, conciliation or similar Contract with any Governmental Authority;

(x)                                   each joint venture, alliance or similar Contract;

(xi)                                each Contract for capital expenditures in excess of twenty-five thousand dollars ($25,000); or

(xii)                             each written warranty, guaranty and/or other similar undertaking with respect to contractual performance extended by Seller and relating to the Business, other than in the ordinary course of business.

(b)                           Except as set forth in Schedule 3.6(b), each Contract identified on Schedule 3.6(a) and which is being assigned to or assumed by Buyer is assignable by Seller to Buyer without the consent of any other Person.

(c)                            With respect to each Contract listed on Schedule 3.6(a):  (i) the Contract is valid, binding and enforceable in accordance with its  terms against each other party thereto and is in full force and effect and (ii) Seller is not, and, to the Knowledge of Seller, the counterparty to such Contract is not, in breach or default under the Contract.  Except as set forth on Schedule 3.6(a), there are no side letters or other understandings between the Seller and the other parties to such Contracts that would vary or modify the terms thereof as provided to Buyer.  Other than in the ordinary course of business, the Seller has not received notice from any vendor, supplier or customers of their intent to cancel or terminate their relationship with Seller as it relates to the Business.

3.7                                 Compliance with Applicable Laws; Permits.

(a)                            Except as set forth in Schedule 3.7(a), (i) Seller is, and at all times since December 31, 2009 has been, in compliance in all material respects with Applicable Law, and (ii) Seller has not received, at any time since December 31, 2009, any notice or other communication (whether oral or written) with respect to the Business or the Assets from any Governmental Authority or any other Person regarding any violation of, or failure to comply with, any Applicable Law.

(b)                           Schedule 3.7(b) contains a complete and accurate list of each Permit held by Seller that is necessary for the operation of the Assets.  Each Permit listed in Schedule 3.7(b) is valid and in full force and effect.  The Permits listed in Schedule 3.7(b) collectively constitute all of the Permits necessary to permit Seller to lawfully conduct and operate the Assets in the manner in which it currently is conducted.

3.8                                 Legal Proceedings; Orders.  There is no pending or, to Knowledge of Seller, threatened Action (a) that negatively affects the Assets; or (b) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions.   There is no Order to which the Assets are subject.

3.9                                 Taxes.

(a)                            To the extent related to the Assets:

(i)                                     Seller has duly, timely and properly filed when due, all material Tax Returns required to be filed by it and such Tax Returns were true, correct and complete in all material respects.

(ii)                                  Seller has duly paid all Taxes shown as due on such Tax Returns on or prior to the date hereof, except for Taxes that are being contested in good faith, all of which shall remain the sole obligation of Seller.

(iii)                               Seller does not file and is not required to file any Tax Returns in any jurisdiction other than those set forth in Schedule 3.9(a), and to the Knowledge of Seller no jurisdiction in which Seller does not file Tax Returns is now asserting that Seller may be liable to file Tax Returns in that jurisdiction.

(b)                           To the extent related to the Assets and except as set forth in Schedule 3.9(c):

(i)                                     there currently are no pending or, to the Knowledge of Seller, threatened Actions (including, without limitation, audit proceedings) by any applicable Governmental Authority for the assessment, collection, adjustment or deficiency of Taxes against Seller; and

(ii)                                  since December 31, 2009, Seller has not received any notice of deficiency or assessment from any Governmental Authority with respect to liabilities for Taxes.

(c)                            The Tax Returns of Seller relating to the Assets have been examined by the applicable Governmental Authority for the respective periods set forth in Schedule 3.13(c), and all deficiencies asserted as a result of such examinations (or as a result of any examination of the returns for earlier fiscal years) have been paid or finally settled.

(d)                           There are no Encumbrances for Taxes upon any of the Assets except for statutory liens for current Taxes not yet due.

(e)                                  Seller is a not “foreign person” as that term is used in the Treasury Regulation § 1.1445-2.

3.10                           Intellectual Property Assets.

(a)                                  Set forth on Schedule 3.10(a) is a true, correct and complete list of all material Intellectual Property of Seller necessary to the Business as presently conducted (the “Intellectual Property Assets”).  With respect to patents, registered copyrights, registered marks and applications for any of the foregoing that are included in the Assets, Schedule 3.10(a) sets forth all jurisdictions in which such patents, registrations or applications are issued or pending, the date of issuance, date of filing, jurisdiction, application number, registration number and the Person that owns such Intellectual Property.  Seller owns or has the right to use the Intellectual Property Assets in connection with the operation and conduct of the Business as presently conducted.  Other than the Intellectual Property Assets, Seller does not own any other Intellectual Property that is used in the Business or use any other Intellectual Property in connection with the Business, other than validly licensed, off-the-shelf software, the trademarks of its suppliers and immaterial Intellectual Property. No software distributed as free software, open source software or under similar licensing or distribution models is included in the Intellectual Property Assets.

(b)                                 No claim (including, without limitation, cease and desist letters and offers to license) has been brought or made against Seller (i) alleging that Seller infringes or misappropriates the Intellectual Property of another Person; (ii) challenging the ownership, right to use, enforceability or validity of any Intellectual Property Asset; or (iii) opposing or attempting to cancel Seller’s rights in the Intellectual Property Assets (including, without limitation, any reexamination, opposition, cancellation, interference, reissue or other proceeding with respect to any Intellectual Property Asset involving or initiated by any Person other than Seller in the United States Patent and Trademark Office, the United States Copyright Office, or any foreign counterpart to the foregoing).  No Action is pending, or to the Knowledge of Seller, threatened, with respect or relating to any Intellectual Property Assets or that includes any allegation that Seller infringes or misappropriates any Intellectual Property of any Person.  Without limiting the generality of the foregoing, no Intellectual Property Asset is subject to any outstanding order, judgment, decree or stipulation restricting the use or other exploitation thereof by Seller.  Except as set forth in Schedule 3.10(b), to the Knowledge of Seller, no Person is infringing, misappropriating or otherwise violating any Intellectual Property Assets, and no Seller is infringing, misappropriating or otherwise violating any Intellectual Property of any Person.

3.11                           Real Property.  True and correct copies of all applicable leases for any real property leased by Seller in connection with the Business have been provided to Buyer prior to the date hereof.  Seller is in full compliance with such leases, and, to the Knowledge of Seller, such leased real property is free from material defects or hazards that could materially interfere with the Business.

3.12                           Assets.  The Assets, together with the Excluded Assets set forth on Schedule 1.2, consist of all of the assets that are reasonably necessary to conduct the Business in the manner currently conducted by Seller.

3.13                           Full Disclosure.  The representations and warranties made by Seller in this Agreement, the schedules and exhibits hereto, taken together, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein and therein, in light of the circumstances in which they were made, not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this Article 4 are correct and complete as of the date hereof and will be correct and complete as of the Closing Date (as though made then and except as expressly provided in a representation or warranty, as though the Closing Date were substituted for the date hereof throughout this Article 4).

4.1                                 Organization and Good Standing.  Buyer is a corporation duly formed, validly existing and in good standing under the laws of the State of Washington, with full corporate power and authority to conduct its business as it is now conducted.

4.2                                 Authority; No Conflict.

(a)                                  Upon the execution and delivery by Buyer of the Transaction Documents, each of the Transaction Documents (assuming the due execution and delivery of the Transaction Documents by Seller) will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms.  Buyer has the power and authority to execute and deliver this Agreement and the Transaction Documents and to perform its obligations under the Transaction Documents, and such action has been duly authorized by all necessary corporate action.

(b)                                 Neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the Contemplated Transactions by Buyer will give any Person the right to prevent, delay or otherwise interfere with any of the Contemplated Transactions pursuant to:  (i) any provision of Buyer’s Governing Documents; (ii) any resolution adopted by the board of directors or the equity holders of Buyer; (iii) any Applicable Law or Order to which Buyer may be subject; or (iv) any Contract to which Buyer is a party or by which Buyer may be bound.  Buyer is not and will not be required to obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

(c)                                  The execution and delivery by Buyer of this Agreement, and the performance of its obligations hereunder does not require a registration, filing, application, notice, consent, approval, order, qualification, authorization, designation, declaration or waiver with, to or from any Governmental Authority.

4.3                                 Certain Proceedings.  There is no pending Action that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions.  To Buyer’s knowledge, no such Action has been threatened.

4.4                                 Financial Ability.  Buyer has, and will have on the Closing Date, and thereafter as needed, sufficient cash on hand from Buyer’s immediately available internal organization funds or available under a currently established committed credit facility or unutilized lines of credit with financial institutions, to consummate the transactions contemplated by this Agreement and perform its obligations hereunder.

4.5                                 Solvency.  As of the Closing, after giving effect to all Indebtedness being incurred on such date in connection herewith, Buyer will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair salable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured.

4.6                                 Independent Analysis.

(a)                                  Buyer acknowledges that it has conducted an independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of Seller and the Business and, in making its determination to proceed with the transactions contemplated by this Agreement.  Such representations and warranties by Seller constitute the sole and exclusive representations and warranties of Seller to Buyer in connection with the transactions contemplated hereby, and Buyer acknowledges and agrees that Seller is not making any representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement.

(b)                                 Without limiting the foregoing, Buyer acknowledges that neither Seller nor anyone acting on behalf of Seller, has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts, summaries, presentations or schedules heretofore made available by Seller to Buyer or any other information which is not included in this Agreement.  Buyer further acknowledges and agrees that any cost estimates, forecasts, projections or other predictions or forward-looking information that may have been provided to Buyer were prepared for internal planning purposes only and are not representations or warranties of Seller, and no assurances can be given that any estimated, forecasted, projected or predicted results will be achieved.

4.7                                 Brokers or Finders.  Neither Buyer nor any of its Representatives has incurred any Liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the Contemplated Transactions which would require any payment by Seller.

ARTICLE 5

COVENANTS OF SELLER PRIOR TO CLOSING

5.1                                 Access and Investigation.  Between the date of this Agreement and the Closing Date, and upon at least one (1) Business Day’s advance notice from Buyer, Seller shall (i) provide Buyer and its Representatives (collectively, “Buyer Group”) with access, during regular business hours, to books and records and personnel, properties, Contracts and Permits related to the Business, with such rights of access to be exercised in a manner that does not unreasonably interfere with the operations of Seller; (ii) furnish Buyer Group with copies of all such books and records and Contracts and Permits related to the Business as Buyer may reasonably request; (iii) furnish Buyer Group with such additional financial, operating and other relevant data and information related to the Business as Buyer may reasonably request; and (iv) otherwise cooperate and assist, to the extent reasonably requested by Buyer, with Buyer’s investigation of the Business.

5.2                                 Operation of the Assets.  Between the date of this Agreement and the Closing, Seller shall use its commercially reasonable efforts to preserve intact the Assets except for transactions involving the Assets in the ordinary course of business.

5.3                                 Notification.  Between the date of this Agreement and the Closing, Seller shall notify Buyer in writing if it becomes aware of (a) any fact or condition that causes or constitutes a breach of any of Seller’s representations and warranties made as of the date of this Agreement, and (b) any development materially and adversely affecting the ability of the Parties to consummate the Contemplated Transactions.  Should any such fact or condition require any change to the Schedules, Seller shall promptly deliver to Buyer a supplement to the Schedules specifying such change, which supplement shall be deemed to cure any breach that occurred following the date hereof so long as such change was not due to a breach of a covenant by Seller.

5.4                                 Efforts to Close.  Seller shall use commercially reasonable efforts to cause the conditions in Article 7 to be satisfied, including obtaining any required consents to consummate the Contemplated Transactions.

ARTICLE 6

COVENANTS OF BUYER PRIOR TO CLOSING

6.1                                 Efforts to Close.  Buyer shall use its commercially reasonable efforts to cause the conditions in Article 8 to be satisfied, including obtaining any required consents to consummate the Contemplated Transactions.

ARTICLE 7

CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE

Buyer’s obligation to purchase the Assets and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

7.1                                 Accuracy of Representations.  All of Seller’s representations and warranties in this Agreement shall have been accurate as of the date of this Agreement, and shall be accurate as of the time of the Closing as if then made.

7.2                                 Seller’s Performance.  Seller shall have delivered to Buyer all closing deliveries required to be delivered pursuant to Section 2.2(a), and duly performed and complied in all material respects with all of the other covenants and obligations that Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing.

7.3                                 Consents.  Each consent identified in Schedule 7.3(a) (the “Material Consents”) shall have been obtained in a form reasonably acceptable to Buyer and shall be in full force and effect.

7.4                                 No Injunction.  There shall not be in effect any Applicable Law or Order that prohibits the consummation of the Contemplated Transactions.

7.5                                 No Material Adverse Effect.  Since the date hereof, no Material Adverse Effect shall have occurred.

ARTICLE 8

CONDITIONS PRECEDENT TO SELLER’S OBLIGATION TO CLOSE

Seller’s obligation to sell the Assets and to take the other actions required to be taken by Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller in whole or in part):

8.1                                 Accuracy of Representations.  All of Buyer’s representations and warranties in this Agreement shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the time of the Closing as if then made, without giving effect to any supplement to the Schedules.

8.2                                 Buyer’s Performance.  Buyer shall have delivered to Seller all closing deliveries required to be delivered pursuant to Section 2.2(b), and duly performed and complied in all material respects with all other covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing.

8.3                                 No Injunction.  There shall not be in effect any Applicable Law or Order that prohibits the consummation of the Contemplated Transactions.

ARTICLE 9

TERMINATION

9.1                                 Termination Events.  By notice given prior to or at the Closing, subject to Section 9.2, this Agreement may be terminated as follows:

(a)                                  by Buyer if a material breach of any provision of this Agreement has been committed by Seller and such breach has not been cured within twenty (20) Business Days of written notice from Buyer of such breach;

(b)                                 by Seller if a material breach of any provision of this Agreement has been committed by Buyer and such breach has not been cured within twenty (20) Business Days of written notice from Seller of such breach;

(c)                                  by Buyer or Seller if the Closing has not occurred on or before September 21, 2011, unless the Party wishing to terminate is then in material breach of this Agreement;

(d)                                 by Buyer or Seller if any court or Governmental Authority issues an Order or permanently restrains, enjoins or otherwise prohibits the Contemplated Transactions, and such Order or other action shall have become final and not subject to any further appeal; or

(e)                                  by mutual written consent of Buyer and Seller.

9.2                                 Effect of Termination.  Any termination pursuant to Section 9.1 (other than a termination pursuant to Section 9.1(e) shall be effected by written notice from the Party so terminating to the other Party, which notice shall specify the Section hereof pursuant to which this Agreement is being terminated.  Each Party’s right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies.  In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void except for this Section 9.2 and Article 12 and Article 13 and there shall be no Liability on the part of any Party, except that nothing herein shall relieve either Party from Liability for any breach of this Agreement occurring prior to such termination.

ARTICLE 10

ADDITIONAL COVENANTS

10.1                           Confidentiality.  Each Party and each of its Affiliates shall hold all of the Confidential Information of the other Party in the strictest confidence, refrain from using any of such Confidential Information, and deliver promptly to the disclosing party or destroy, at the request and option of disclosing party, all tangible embodiments (and all copies) of such Confidential Information which are in the possession of the receiving party or any of its Affiliates; provided, however, that the receiving party, its Affiliates and Representatives may retain archival copies for tax, accounting, legal, regulatory, compliance or similar purposes.  If the receiving party or any of its Affiliates is ever requested or required by a Governmental Authority (by oral question or request for information or documents in any Action) to disclose any Confidential Information of the disclosing party, then the receiving party shall, to the extent reasonably practicable, notify the disclosing party promptly of the request or requirement so that the disclosing party may seek an appropriate protective order or waive compliance with this Section 10.1.  If, in the absence of a protective order or the receipt of a waiver hereunder, such Person is compelled to disclose any Confidential Information of the disclosing party to any Governmental Authority, then such Person may disclose such Confidential Information (and only such portion of the Confidential Information as is required to be disclosed) to the Governmental Authority; provided, however, that such Person will use its commercially reasonable efforts to obtain, at the request and expense of the disclosing party, an order or other assurance (as disclosing party may designate) that confidential treatment will be given to such portion of the Confidential Information required to be disclosed.

10.2                           Consents.

(a)                                  If there are any consents required in connection with the Contemplated Transactions that have not been obtained (or otherwise are not in full force and effect) at the Closing, then, in the case of each Contract as to which such consents were not obtained (or otherwise are not in full force and effect) (the “Restricted Contracts”), Buyer and Seller shall reasonably cooperate in good faith to either have Seller  (i)  continue its efforts to obtain the consents; or (ii)  retain that Restricted Contract and all Liabilities arising therefrom or relating thereto.

(b)                                 If the Parties agree to have Seller continue its efforts to obtain any consents and the Closing occurs, then notwithstanding anything to the contrary herein, no Transaction Document shall constitute a sale, assignment, assumption, transfer, conveyance or delivery or an attempted sale, assignment, assumption, transfer, conveyance or delivery of the Restricted Contracts, and following the Closing, Seller shall use its commercially reasonable efforts, and cooperate with Buyer, to obtain the consent relating to each Restricted Contract as quickly as practicable.  Pending receipt of such consents relating to any Restricted Contract, the Parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to Buyer the benefits of use of the Restricted Contract for its term (or any right or benefit arising thereunder, including the enforcement for the benefit of Buyer of any and all rights of Seller against a Third Party thereunder).  Once a consent for the sale, assignment, assumption, transfer, conveyance and delivery of a Restricted Contract is obtained, Seller shall promptly assign, transfer, convey and deliver such Restricted Contract to Buyer, and Buyer shall assume the obligations under such Restricted Contract assigned to Buyer from and after the date of assignment to Buyer pursuant to a special-purpose assignment and assumption agreement substantially similar to the Assignment and Assumption Agreement (which special-purpose agreement the Parties shall prepare, execute and deliver in good faith at the time of such transfer, all at no additional cost to Buyer).

10.3                           Bulk Sales Compliance.  The Parties hereby agree to waive compliance with the provisions of any Applicable Law regarding bulk sales.

10.4                           Grant Back.  Buyer hereby grants to Seller and its Affiliates a perpetual worldwide, irrevocable, non-exclusive, transferable, fully-paid, royalty-free license to use, make, have made, distribute, offer to sell and sell products and services under the patents set forth on Schedule 3.10.

10.5                           Transition Services.  Within ten (10) days following the Closing, Buyer shall provide Seller with access to and adequate and detailed information of a system of internet servers of sufficient capacity and appropriate specifications, minimally equal to those as set out by Seller in a schedule of specifications delivered by Seller to Buyer within five (5) Business Days after the Closing, to which Seller can upload and install any and all Software, content management systems and databases reasonably necessary to effect the transfer of the Assets to Buyer.  Within thirty (30) days following the Closing (the “Transition Period”), Seller shall upload to and install on Buyer’s web server system such Software, content management systems and databases reasonably necessary to make the Business fully operational in the same manner as it was immediately prior to Closing.  During the Transition Period, Seller shall, on behalf and for the account and risk of Buyer, run the Business on its own systems and using at least the same level of care as it has been using to run the Business prior to Closing.  Notwithstanding anything to the contrary contained herein, Buyer shall bear all costs or expenses of operating the Business from and after the Closing, including, without limitation, any cost arising from, relating to, or in connection with the contracts set forth on Schedule 10.5.

10.6                           Seller Pipeline.  In connection with the Excluded Assets, Buyer hereby grants to Seller and its Affiliates a worldwide, irrevocable, non-exclusive, transferable, fully-paid, royalty-free license to use the Assets as set forth on Schedule 10.4 during the period from the Closing until all referral fees generated from leads submitted by Seller to any broker network partner prior to the Closing (the “Pipeline Referral Fees”) have been collected.  Buyer acknowledges and agrees that the Pipeline Referral Fees are the sole property of Seller.  In the event that Buyer (directly or indirectly) receives any Pipeline Referral Fees, Buyer shall hold such Pipeline Referral Fees in trust for the benefit of Seller and shall immediately remit such Pipeline Referral Fees to Seller.

10.7                           Further Assurances.  The Parties shall cooperate reasonably with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions.  Furthermore, the Parties agree to comply with all Applicable Law in connection with the Transaction Documents.

ARTICLE 11

INDEMNIFICATION; REMEDIES

11.1                           Survival.

(a)                                  The representations and warranties of Buyer and Seller contained in any Transaction Document shall survive until the date that is two (2) years following the Closing Date (the “Expiration Date”); provided, however, that (i) the representations and warranties contained in Sections 3.1 (Organization and Good Standing), 3.2(a) (Due Authority), 3.3 (Brokers or Finders), 4.1 (Organization and Good Standing), 4.2(a) (Due Authority) and 4.7 (Brokers or Finders) shall survive the Closing Date indefinitely, and (ii) the representations and warranties contained in Sections 3.9 (Taxes), (the representations and warranties in clauses (i) and (ii) are collectively referred to herein as the “Specified Representations”) shall survive the Closing Date until the sixtieth (60th) day after the expiration of the respective statutes of limitation for Third Party Claims applicable to the matters covered thereby.  The covenants and other agreements of the Parties contained in the Transaction Documents shall survive the Closing Date until they are otherwise terminated by their terms.  The period from the Closing Date until the date upon which any representation or warranty contained herein terminates if any, is referred to herein as the “Survival Period” for such representation or warranty.  The Parties specifically and unambiguously intend that the Survival Periods that are set forth in this Section for the representations and warranties contained herein shall replace any statute of limitations for such representations or warranties that would otherwise be applicable.

(b)                                 Indemnified Persons shall not be entitled to make any claim in respect of any representation or warranty after the expiration of its applicable Survival Period, except that any claim initiated in good faith by an Indemnified Person prior to the expiration of the applicable Survival Period shall survive until it is settled or resolved pursuant to this Agreement.

11.2         Indemnification and Reimbursement by Seller.

(a)         Seller will indemnify and hold harmless Buyer, and will reimburse Buyer for any Losses, arising from, related to or in connection with:

(i)            any inaccuracy in or any breach of any representation or warranty of Seller contained in this Agreement; and

(ii)           any breach of any covenant or agreement of Seller contained in this Agreement.

(b)         Notwithstanding Section 11.2(a):

(i)            Seller shall only be obligated to indemnify Buyer under Section 11.2(a)(i) if the aggregate amount of Losses suffered under Section 11.2(a)(i) exceeds 1% of the Purchase Price (the “Basket Amount”) and in such case, only to the extent in excess of the Basket Amount;

(ii)           the maximum aggregate indemnification obligation of Seller under Section 11.2(a)(i) shall be 10% of the Purchase Price (the “General Cap”); and

(iii)          the maximum aggregate indemnification obligation of Seller under Section 11.2(a) shall be the Purchase Price.

Notwithstanding anything to the contrary herein, the limitations on indemnity set forth in Section 11.2(b) shall not be applicable to:  (A) any claim described in Section 11.6(a); or (B) any claim arising out of a breach of any of the Specified Representations.

11.3         Indemnification and Reimbursement by Buyer.

(a)         Buyer will indemnify and hold harmless Seller, and will reimburse Seller, for any Losses arising from or in connection with:

(i)            any inaccuracy in or any breach of any representation or warranty of Buyer contained in any Transaction Document;

(ii)           any breach of any covenant or agreement of Buyer contained in any Transaction Document.

(b)         Notwithstanding Section 11.3(a):

(i)            Buyer shall only be obligated to indemnify Seller under Section 11.3(a)(i) if the aggregate amount of Losses suffered under Section 11.3(a)(i) exceeds the Basket Amount, and in such case, only to the extent in excess of the Basket Amount;

(ii)           the maximum aggregate indemnification obligation of Buyer under Section 11.3(a)(i) shall be the General Cap; and

(iii)          the maximum aggregate indemnification obligation of Buyer under Section 11.3(a) shall be the Purchase Price.

Notwithstanding anything to the contrary herein, the limitations on indemnity set forth in Section 11.3(b) shall not be applicable to:  (A) any claim described in Section 11.6(a); or (B) any claim arising out of a breach of any of the Specified Representations.

11.4         Third Party Claims.

(a)         Promptly after receipt by a Person entitled to indemnity under Sections 11.2 or 11.3 (an “Indemnified Person”) of notice of the assertion of a Third Party Claim against it, such Indemnified Person shall give notice to the Person obligated to indemnify under such Section (an “Indemnifying Person”) of the assertion of such Third Party Claim; provided, that the failure to notify the Indemnifying Person will not relieve the Indemnifying Person of any Liability that it may have to any Indemnified Person, except to the extent that such Third Party Claim is prejudiced by the Indemnified Person’s delay or failure to give such notice.

(b)         If an Indemnified Person gives notice to the Indemnifying Person pursuant to Section 11.4(a) of the assertion of a Third Party Claim, then the Indemnifying Person shall be entitled to participate in the defense of such Third Party Claim and, to the extent that it wishes to assume the defense of such Third Party Claim, with counsel reasonably satisfactory to the Indemnified Person.  After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third Party Claim, the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this Article 11 for any fees of other counsel or any other expenses with respect to the defense of such Third Party Claim, in each case, subsequently incurred by the Indemnified Person in connection with the defense of such Third Party Claim.  If the Indemnifying Person assumes the defense of a Third Party Claim, then no compromise or settlement of such Third Party Claim may be effected by the Indemnifying Person without the Indemnified Person’s consent unless (A) there is no finding or admission of any violation of Applicable Law or any violation of the rights of any Person and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person.  If notice is given to an Indemnifying Person of the assertion of any Third Party Claim and the Indemnifying Person does not, within ten (10) Business Days after the Indemnified Person’s notice is given, give notice to the Indemnified Person of the Indemnifying Person’s election to assume the defense of such Third Party Claim, then the Indemnified Person shall be entitled to reimbursement from the Indemnifying Person of reasonable attorneys’ fees; provided, that no compromise or settlement of such Third Party Claim may be effected by the Indemnified Person without the consent of the Indemnifying Person, which consent may not be unreasonably withheld, conditioned or delayed.

(c)         Notwithstanding the foregoing, the Indemnifying Person will not be entitled to assume (or retain, as applicable) control of such defense if (i) the claim for indemnification relates to or arises in connection with any criminal Action, indictment or allegation against the Indemnified Person, or (ii) the joint defense of the Indemnifying Person and Indemnified Person would preclude counsel from asserting a defense that the Indemnified Person has that the Indemnifying Person does not.

(d)         With respect to any Third Party Claim subject to indemnification under this Article 11:  (i) both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person reasonably informed of the status of such Third Party Claim and any related Actions at all stages thereof where such Person is not represented by its own counsel, and (ii) the Parties agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third Party Claim.

(e)         With respect to any Third Party Claim subject to indemnification under this Article 11, the Parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all confidential information and the attorney-client and work-product privileges of the other Party.  In connection therewith, each Party agrees that:  (i) it will use its commercially reasonable efforts, in respect of any Third Party Claim in which it has assumed or participated in the defense, to avoid production of confidential information (consistent with Applicable Law and rules of procedure); and (ii) all communications between any Party and counsel responsible for or participating in the defense of any Third Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

11.5         Other Claims.  A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the party from whom indemnification is sought.  If the Indemnifying Person agrees with such claim, then the Indemnifying Person shall promptly pay such claim, otherwise the claim shall be resolved in accordance with the dispute resolution provisions of Article 12.

11.6         No Bar; Losses; Effect on Indemnity.

(a)         Notwithstanding anything to the contrary contained in this Agreement, nothing in Article 11 shall operate to bar or limit any claim arising from or based on actual fraud.

(b)         Any indemnification payments made pursuant to this Article 11 shall be treated as an adjustment to the Purchase Price unless otherwise required by Applicable Law.

(c)         For purposes of determining the amount of any Losses, such amount shall be reduced by the amount of any insurance benefits and proceeds (collectively, “Insurance Benefits”) paid or payable to Buyer in respect of the Losses (net of any deductible amounts), and Buyer agrees to use commercially reasonable efforts to collect such Insurance Benefits.

(d)         In calculating any Losses, there shall be deducted (i) any indemnification, contribution or other similar payment actually recovered by the Indemnified Person or any Affiliate thereof from any Third Party with respect thereto.

(e)         Except for remedies that cannot be waived as a matter of Applicable Law and injunctive and provisional relief, if the Closing occurs, then this Article 11 shall be the sole and exclusive remedy for breach of any representation, warranty, or covenant contained herein, or otherwise in respect of the transactions contemplated hereby.

(f)          Excluding Losses arising from a Party’s breach of confidentiality obligations, or relating to either Party’s gross negligence or willful misconduct, no Party shall have any liability for any consequential, punitive, special, incidental or indirect damages or Losses, including, without limitation, business interruption, loss of future revenue, diminution in value, profits or income, or loss of business reputation or opportunity.

(g)         Seller shall not have liability under any provisions of this Agreement for any Losses to the extent that such Losses relate to actions taken or omitted to be taken by Buyer or any of its Affiliates with respect to the Assets or Assumed Liabilities after the Closing Date.

11.7         Mitigation.  Each of the Parties agrees to take all reasonable steps to mitigate their respective Losses upon and after becoming aware of any event or condition which could reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

11.8         Subrogation.  Upon making any payment to the Indemnified Person for any indemnification claim pursuant to this Article 11, the Indemnifying Person shall be subrogated, to the extent of such payment, to any rights which the Indemnified Person may have against any Third Parties with respect to the subject matter underlying such indemnification claim and the Indemnified Person shall assign any such rights to the Indemnifying Person.

11.9         No Offset.  The rights of a Party under this Agreement shall not be subject to offset, counterclaim or deduction.

ARTICLE 12

GENERAL PROVISIONS

12.1         Entire Agreement and Modification.  This Agreement supersedes all prior agreements, whether written or oral, between the Parties with respect to its subject matter (including any letter of intent, term sheet or the like between Buyer and Seller) and constitutes (along with the Schedules, Exhibits and other documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter.

12.2         Notices.  All notices, consents and other communications required or permitted by this Agreement shall be in writing and shall be (a) delivered to the appropriate address by hand, by nationally recognized overnight service or by courier service (costs prepaid); or (b) sent by overnight mail (including via USPS, FedEx or UPS), return receipt requested, in each case to the following addresses, and marked to the attention of the person (by name or title) designated below (or to such other address, or person as a Party may designate by notice to the other Party):

Seller:

LendingTree, LLC
Realestate.com, Inc.
c/o Tree.com, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28277

Attention: Douglas Lebda
Fax: (949) 255-5155

with a copy (which shall not constitute notice) to:

Sheppard, Mullin, Richter & Hampton LLP
333 S. Hope Street, 43rd Floor
Los Angeles, CA 90071
Attention: David Sands
Fax: (213) 620-1398

Buyer:

Market Leader, Inc.
11332 NE 122nd Way, Suite 200
Kirkland, WA
Attention: Ian Morris, CEO
Fax: (425) 952-5651

with a copy (which shall not constitute notice) to:

Market Leader, Inc.
11332 NE 122nd Way, Suite 200
Kirkland, WA
Attention: Jackie Davidson, CFO
Fax: (425) 952-5651

and a copy (which shall not constitute notice) to:

Market Leader, Inc.
11332 NE 122nd Way, Suite 200
Kirkland, WA
Attention: Gregg Eskenazi, General Counsel
Fax: (425) 952-5651

All notices, consents, waivers and other communications shall be deemed to have been duly given (as applicable):  if delivered by hand, when delivered by hand; if delivered by overnight service, when delivered by nationally recognized overnight service; if delivered by courier, when delivered by courier.

12.3         Modifications; Waiver; Remedies Cumulative.  No provision of this Agreement may be amended, supplemented, waived or otherwise modified except by a written agreement mutually executed by the Parties (except for assignments as permitted herein).  The rights and remedies of the Parties hereunder are cumulative and not alternative.  Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.  To the maximum extent permitted by Applicable Law, (a) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given, and (b) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the other Transaction Documents.

12.4         Expenses.  Except as otherwise provided in this Agreement, each Party will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of the Transaction Documents and the Contemplated Transactions, including all fees and expense of its Representatives.  If this Agreement is terminated, the obligation of each Party to pay its own fees and expenses will be subject to any rights of such Party arising from a breach of this Agreement by the other Party.

12.5         Public Announcements.  Any public announcement, public filing with the Securities and Exchange Commission, press release or other third party notification (collectively, “Public Announcements”) with respect to this Agreement or the Contemplated Transactions will be filed or issued, if at all, at such time and in such manner as the Parties may mutually agree, except as and to the extent that a Party shall be obligated by Applicable Law or applicable securities exchange rules, in which case the other Party shall be advised and the Parties shall use their commercially reasonable efforts to cause a mutually agreeable Public Announcement to be filed or issued at a mutually agreeable time, consistent with Applicable Law and applicable securities exchange rules.  Buyer agrees that no Public Announcements issued by, on behalf of or at the direction of Buyer will name or otherwise identify LT, RE.com and/or their Affiliates without Seller’s written consent, which consent may be withheld in Seller’s sole discretion; provided that, the restrictions in this sentence will not apply (i) to disclosures required in filings with the Securities and Exchange Commission or (ii) use of the domain name “realestate.com” without the balance of Seller’s name.  Seller and Buyer will consult with each other concerning the means and timing for an announcement to Seller’s employees, customers, suppliers and others having dealings with Seller of the Contemplated Transactions.

12.6         Assignments, Successors and No Third Party Rights.  Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party hereto without the prior written consent of the other Party hereto and any attempt to do so will be void.  This Agreement is binding upon, inures to the benefit of and is enforceable by the Parties hereto and their respective successors and assigns.  Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties any legal or equitable right, remedy or claim under or with respect to any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this paragraph.

12.7         Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

12.8         Governing Law.  This Agreement will be governed by and construed under the internal laws of the State of Delaware applicable to a contract made and performed in that state, without regard to choice of law or conflict of law principles.

12.9         Jurisdiction; Venue.  The parties hereto agree that all actions or proceedings arising in connection with this Agreement shall be initiated and tried exclusively in the State and Federal courts located in New York, New York.  The aforementioned choice of venue is intended by the parties to be mandatory and not permissive in nature, thereby precluding the possibility of litigation between the parties with respect to or arising out of this Agreement in any jurisdiction other than that specified in this Section 12.9.  Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this paragraph, and stipulates that the State and Federal courts located in New York, New York shall have in personam jurisdiction and venue over each of them for the purposes of litigating any dispute, controversy or proceeding arising out of or related to this Agreement.  Each party hereby authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this Section 12.9 in the manner set forth in Section 12.2 of this Agreement for the giving of notice.  Any final judgment rendered against a party in any action or proceeding shall be conclusive as to the subject of such final judgment and may be enforced in other jurisdictions in any manner provided by Applicable Law.

12.10       Attorneys’ Fees.  If any Action is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that Action, in addition to any other relief to which it may be entitled.

12.11       Time of Essence.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

12.12       Execution of Agreement.  This Agreement may be executed in counterpart signature pages executed and delivered via facsimile transmission or via email with scan or email attachment.  Any such counterpart executed and delivered via facsimile transmission or via email with scan or email attachment will be deemed an original for all intents and purposes, and all such counterparts shall together constitute one and the same instrument.

ARTICLE 13

DEFINITIONS AND USAGE

13.1         Definitions.  For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 13.1:

“Action” means any action, arbitration, audit, hearing, investigation, litigation or suit, in each case, commenced, brought, conducted or heard by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such specified Person.  For this definition, “control” (and its derivatives) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting interests, as trustee or executor, by Contract or otherwise.

“Applicable Law” means, with respect to any Person, each and any of the following that is applicable to such Person:  federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, rule, regulation, statute or treaty, in each of the foregoing cases, as amended.

“Broker Network Partner” means any broker who is party to a LendingTree Real Estate Broker Program Participation Agreement with Seller.

“Business Day” means any day other than (a) Saturday or Sunday or (b) any other day on which banks in Los Angeles, California are permitted or required to be closed.

“Closing Date” means the date on which the Closing actually takes place.

“Code” means the Internal Revenue Code of 1986.

“Confidential Information” means the nonpublic information that the disclosing party designates as being confidential to the receiving party, or which, under the circumstances surrounding disclosure ought to be treated as confidential by the receiving party.  Confidential Information does not include information which (a) is or subsequently becomes generally available to the public other than by a breach of a confidentiality obligation; (b) is already in the possession of receiving party prior to disclosing party’s disclosure to receiving party; (c) is independently developed by receiving party without use or reference to the disclosing party’s Confidential Information; or (d) becomes available to receiving party from a source other than the disclosing party other than by a breach of a confidentiality obligation.

“Contemplated Transactions” means all of the transactions contemplated by this Agreement.

“Contract” means any agreement, contract, lease, binding obligation, binding promise or binding undertaking (whether written or oral and whether express or implied).

“Encumbrance” means any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.  Notwithstanding the foregoing, a Permitted Encumbrance shall not constitute an Encumbrance.

“GAAP” means generally accepted accounting principles for financial reporting in the United States, applied on a consistent basis.

“Governing Documents” means with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership,  the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the articles of organization and operating agreement; (e) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equityholders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equityholders of any Person; and (g) any amendment or supplement to any of the foregoing.

“Governmental Authority” means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, multinational organization, court, tribunal, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department, branch, official of any of the foregoing.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by (or which customarily would be evidenced by) bonds, debentures, notes or similar instruments, (c) all reimbursement obligations of such Person with respect to letters of credit and similar instruments, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (e) all obligations of such Person incurred, issued or assumed as the deferred purchase price of property other than accounts payable incurred and paid on terms customary in the business of such Person (it being understood that the “deferred purchase price” in connection with any purchase of property or assets shall include only that portion of the purchase price which is deferred beyond the date on which the purchase is actually consummated), (f) all obligations secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (g) all obligations of such Person under forward sales, futures, options and other similar hedging arrangements (including interest rate hedging or protection agreements), (h) all obligations of such Person to purchase or otherwise pay for merchandise, materials, supplies, services or other property under an arrangement which provides that payment for such merchandise, materials, supplies, services or other property shall be made regardless of whether delivery of such merchandise, materials, supplies, services or other property is ever made or tendered, (i) all capitalized lease obligations of such Person, and (j) all guaranties by such Person of any obligation mentioned in the foregoing clauses (a) through (i).

“Intellectual Property” means any and all of the following:  patents,  copyrights, technology, know-how, processes, trade secrets, inventions and designs, and all improvements to any of the foregoing, proprietary data, formulae, research and development data, computer software programs, marks, Internet domain names, Internet addresses and other computer identifiers, websites or web pages, brand names or corporate names (including, in each case, the goodwill associated therewith) and any other similar intangible property.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

“Knowledge of Seller” or any variant thereof, means the actual current knowledge of the following persons after due inquiry:  Katharine Pierce (Assistant General Counsel), Douglas Lebda (Chairman & Chief Executive Officer), Greg Hanson (Chief Operating Officer and General Manager), Amie Totherow (Sr. Manager, Real Estate Operations) and Chris Hayek (Senior Vice President & Chief Accounting Officer).

“Liability” means with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Losses” means any and all losses, Liabilities, claims, damages and expenses (including costs of investigation and defense and reasonable attorneys’ fees and expenses).

“Material Adverse Effect” shall mean any event, development or circumstance that has caused a material adverse condition or material adverse change in or effect on the business, assets, liabilities, condition (financial or otherwise), results of operations of the Business; provided, however, that Material Adverse Effect shall exclude any adverse changes or conditions to the extent that such changes or conditions relate to or result from (a) public or industry knowledge of the Contemplated Transactions (including, without limitation, any action or inaction by the Company’s employees, customers and vendors) or the sale of the assets of Home Loan Center, Inc., (b) the communication by Buyer of its plans or intentions with respect to the Business, (c) the consummation of the Contemplated Transactions or the sale of the assets of Home Loan Center, Inc. or any actions by any Party taken pursuant to this Agreement, (d) any change in accounting requirements applicable to the Business, (e) general economic conditions or other conditions generally affecting the industry in which Seller operates, (f) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (h) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), or (i) changes in Applicable Law after the date hereof.

“Order” means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Authority.

“Permit” means any license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Applicable Law.

“Permitted Encumbrances” means (a) liens for Taxes and other governmental charges and assessments which are not yet due and payable or which are being contested in good faith, (b) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable or which are being contested in good faith, (c) other liens or imperfections on property which are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such lien or imperfections, (d) liens relating to deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of leases, trade contracts or other similar agreements, (e) purchase money liens on personal property acquired in the ordinary course of business, (f) liens specifically identified in the Financial Statements, (g) liens securing executory obligations under any lease that constitutes a “capital lease” under generally accepted accounting principles, and (h) any utility company rights, easements and franchises.

“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Authority.

“Representative” means, with respect to a particular Person, any director, officer, partner, manager, employee, agent, consultant, advisor, accountant, financial advisor, investment banker, legal counsel or other representative of that Person.

“Schedules” means that certain document (as may be modified from time to time in accordance with the terms hereof) identified as the Schedules, dated as of the date hereof, delivered by Seller to Buyer in connection with this Agreement.  Each Schedule of the Schedules shall be deemed to qualify the corresponding Section of this Agreement and any other Section of this Agreement to which the application of such disclosure is reasonably apparent.  It is specifically acknowledged that the Schedules may expressly provide exceptions to a particular Section of Article 3 notwithstanding that the Section does not state “except as set forth in Schedule ‘    ’ ” or words of similar effect.

“Software” means computer software and firmware (including source code, executable code, data, databases, user interfaces and related documentation), to the extent that such are directly related to the Business.

“Tax” means any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, windfall profit, customs, vehicle, airplane, boat, vessel or other title or registration, capital stock, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative, add-on minimum and other tax, fee, assessment, levy, tariff, charge, custom or duty of any kind whatsoever and any interest, penalty, addition or additional amount thereon imposed, assessed or collected by or under the authority of any Governmental Authority or payable under any tax-sharing agreement or any other Contract, as a successor or transferee, by operation of law, or otherwise.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information (including any amended return or amendment, modification or supplement to any of the foregoing) filed with or submitted to, or permitted or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Applicable Law relating to any Tax.

“Third Party” means a Person that is not a Party or an Affiliate of a Party.

“Third Party Claim” means any claim against any Indemnified Person by a Third Party, whether or not involving an Action.

“Transaction Document” means this Agreement and the documents to be executed and delivered by any Party in connection herewith.

13.2         Index of Defined Terms.  Solely for convenience purposes, the following is a list of certain terms that are defined in this Agreement and the section numbers where such definitions are contained:

TERM:	SECTION:
Accountants	Section 1.6(a)
Agreement	Preamble
Assets	Section 1.1
Assigned Contracts	Section 1.1(c)
Assignment and Assumption Agreement	Section 2.2(a)(ii)
Assumed Liabilities	Section 1.3
Basket Amount	Section 11.2(b)(i)
Bill of Sale	Section 2.2(a)(i)
Business	Recitals
Buyer	Preamble
Buyer Group	Section 5.1
Closing	Section 2.1
Excluded Assets	Section 1.2
Expiration Date	Section 11.1(a)
General Cap	Section 11.2(b)(ii)
Indemnified Person	Section 11.4(a)
Indemnifying Person	Section 11.4(a)
Insurance Benefits	Section 11.6(c)
Intellectual Property Assets	Section 3.10(a)
LT	Preamble
Material Consents	Section 7.3
Party/Parties	Preamble
Pipeline Referral Fees	Section 10.6
Public Announcements	Section 12.5
Purchase Price	Section 1.5

TERM:	SECTION:
RE.com	Preamble
Restricted Contracts	Section 10.2(a)
Retained Liabilities	Section 1.4
Seller	Preamble
Specified Representations	Section 11.1(a)
Survival Period	Section 11.1(a)
Tangible Personal Property	Section 1.1(a)
Tax Purchase Price	Section 1.6
Transition Period	Section 10.5

13.3         Construction.

(a)         Each Party acknowledges that it has consulted with, or has been afforded the opportunity to consult with, counsel of its own choosing in connection with the drafting, negotiation and execution of this Agreement and that it enters into this Agreement of its own free will and as its independent act.  The language used in this Agreement has been chosen by the Parties to express their mutual intent, and no rule of construction shall be applied against or in favor of either Party, and no Party shall be deemed the drafter of this Agreement, and the parties all waive any statute, principle or rule of law to the contrary.

(b)         In this Agreement, unless a clear contrary intention appears:

(i)            the singular number includes the plural number and vice versa and reference to any gender includes each other gender;

(ii)           reference to any Person includes such Person’s successors and assigns but only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(iii)          the headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation;

(iv)          all references to “Articles,” “Sections” and “Exhibits” refer to the corresponding Articles, Sections and Exhibits of this Agreement, unless otherwise stated;

(v)           “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(vi)          reference to any agreement, document or instrument (including any Transaction Document) means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(vii)         references to documents, instruments or agreements (including this Agreement) shall be deemed to refer as well to all addenda, exhibits, schedules, restatement, supplements or amendments thereto;

(viii)        “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding the word “including”;

(ix)           where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner;

(x)            “or” is used in the inclusive sense of “and/or”;

(xi)           with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;

(xii)          the measure of a period of one (1) month or year for purposes of this Agreement shall be the date of the following month or year corresponding to the starting date, provided, that if no corresponding date exists, then the end date of such period being measured shall be the next actual date of the following month or year (for example, one (1) month following February 18 is March 18 and one (1) month following March 31 is May 1);

(xiii)         references to amounts of money expressed in dollars are references to United States dollars, unless express reference is made to currency of another country; and

(xiv)        all accounting terms used herein shall be interpreted, and all accounting determinations hereunder shall be made, in accordance with GAAP.

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IN WITNESS WHEREOF, the parties have executed and delivered this Agreement on the date first written above.

Buyer:

Market Leader, Inc.

By:	/s/ Ian Morris
Name:	Ian Morris
Title:	CEO

Seller:

LendingTree, LLC

By:	/s/ Douglas R. Lebda
Name:	Douglas R. Lebda
Title:	CEO

Realestate.com, Inc.

By:	/s/ Douglas R. Lebda
Name:	Douglas R. Lebda
Title:	President

[Signature Page to Asset Purchase Agreement]

EXHIBIT A

FORM OF BILL OF SALE

See attached.

Exhibit A - 1

EXHIBIT B

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

See attached.

Exhibit B-1